SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 20, 2002

CARNIVAL CORPORATION
(Exact name of registrant as specified in its charter)

Republic of Panama	1-9610	59-1562976
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3655 N.W. 87th Avenue, Miami, Florida	33178-2428
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: (305) 599-2600

Item 5. Other Events.

On June 20, 2002, Carnival Corporation issued a press release entitled "Carnival Corporation Reports Second Quarter Earnings" attached hereto as Exhibit 99.1. The press release is incorporated herein by reference.

Item 7. Financial Statements and Exhibits

The Exhibit 99.1 press release entitled "Carnival Corporation Reports Second Quarter Earnings" dated June 20, 2002 is hereby incorporated by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 20, 2002

CARNIVAL CORPORATION

By: /s/ Gerald R. Cahill

Name: Gerald R. Cahill
Title: Senior Vice President-Finance
       and Chief Financial and
       Accounting Officer

Exhibit List

Exhibit	Description
99.1	Press release entitled "Carnival Corporation Reports Second Quarter Earnings" dated June 20, 2002.

Exhibit 99.1

CONTACT: Tim Gallagher

FOR IMMEDIATE RELEASE

CARNIVAL CORPORATION REPORTS SECOND QUARTER EARNINGS

MIAMI (06/20/02) -- Carnival Corporation (NYSE:CCL) reported net income of $194.2 million ($0.33 Diluted EPS) on revenues of $989.2 million for its second quarter ended May 31, 2002, compared to net income of $187.0 million ($0.32 Diluted EPS) on revenues of $1.08 billion for the same quarter in 2001.

Net income for the six months ended May 31, 2002 was $323.8 million ($0.55 Diluted EPS) on revenues of $1.89 billion, compared to net income of $314.9 million ($0.54 Diluted EPS) on revenues of $2.09 billion for the same period in 2001.

Earnings for the second quarter of 2002 were reduced by a $9 million loss, including related expenses, on the sale of Holland America Line's Nieuw Amsterdam and by $12 million from cancelled cruises.

Revenues for the second quarter of 2002 were 8.3 percent lower than last year primarily because of lower cruise ticket prices, largely attributed to the events of September 11, and a significant decline in the number of guests purchasing air transportation from the company. This was partially offset by an increase in cruise capacity of 2.1 percent. Net revenue yield (net revenue per available berth day after deducting the cost of air transportation and travel agent commissions) was down 5.3 percent, compared to the previous year's second quarter.

Partially offsetting the lower revenues was a 5.7 percent reduction in the company's cost per available berth day (excluding the cost of air transportation and travel agent commissions) due in part to the timing of advertising expenditures. Second quarter 2002 results also did not include any losses from the company's investment in Airtours plc, which was sold in June 2001.

Commenting on the second quarter results, Carnival Corporation Chairman and CEO Micky Arison said he was pleased that the company has continued to improve its performance since the events of September 11, noting that net revenue yields in the second quarter improved significantly

from the 7.5 percent decline experienced in the first quarter of 2002. "Our results in the second quarter clearly demonstrate the continuing recovery of our cruise business, in spite of the current economic uncertainty and political unrest," he said. In addition, Arison noted that the results from the company's "cost containment initiatives continue to mitigate the pressure on net revenue yields."

Booking levels during the 2002 second quarter were substantially ahead of last year. During the last few weeks, booking levels have been approximately equal to last year's levels. Arison added that cruise pricing has largely recovered from the significantly discounted levels last fall, now running only slightly below the comparable period last year. On a cumulative basis, advance bookings and average prices for the balance of 2002 remain below last year's levels, primarily as a result of the dramatic slowdown in 2002 bookings last fall and the shift toward closer-to-sailing booking patterns.

"Based on bookings to date, we expect the trend in sequential yield improvement to continue through the remainder of the year, with net revenue yields expected to be down 3 percent to 5 percent in the third quarter and up slightly in the fourth quarter," Arison noted.

During the second quarter of 2002, Holland America announced that it had exercised its option for the construction of a fifth 1,848-passenger Vista-class ship, which is scheduled for delivery in spring 2006. Looking to the remainder of 2002, Carnival Cruise Lines plans to introduce the 2,124-passenger Carnival Legend in August 2002, offering the brand's first-ever cruises from Europe. Following its European program, the Carnival Legend will operate a series of voyages from various North American ports and then reposition to Fort Lauderdale, Fla., to operate eight-day Caribbean sailings beginning Nov. 10. Carnival Cruise Lines is also scheduled to launch its largest passenger ship ever, the 2,974-passenger Carnival Conquest, from New Orleans in mid-November 2002, and Holland America's 1,848-passenger Zuiderdam is scheduled to enter service in December 2002 from Fort Lauderdale.

The company has scheduled a conference call with analysts at 11 a.m. EDT today to discuss its 2002 second quarter earnings. This call can be listened to live, and additional information can be obtained at Carnival Corporation's Web site at www.carnivalcorp.com.

Carnival Corporation is a global vacation and leisure travel provider that operates Carnival Cruise Lines, the world's largest cruise line based on passengers carried, Costa Cruises, Cunard Line, Holland America Line, Seabourn Cruise Line, Windstar Cruises and Holland America Tours.

Carnival Corporation's six cruise brands operate 43 ships in the Caribbean, Alaska, Europe, Mexican Riviera, South America and other worldwide destinations, and have 15 new ships scheduled for delivery during the next four years.

****

Special note regarding forward-looking statements

Certain statements in this announcement constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Carnival Corporation has tried, wherever possible, to identify such statements by using words such as "anticipate," "assume," "believe," "expect," "forecast," "future," "intend," "plan" and words and terms of similar substance in connection with any discussion of future operating or financial performance. These forward-looking statements, including those which may impact the forecasting of Carnival's net revenue yields, booking levels, pricing, occupancy or business prospects, involve known and unknown risks, uncertainties and other factors, which may cause Carnival's actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which may impact levels of disposable income of consumers and the net revenue yields for Carnival's cruise products; consumer demand for cruises and other vacation options; other vacation industry competition; effects on consumer demand of armed conflicts, political instability, terrorism, adverse media publicity and the availability of air service; shifts in consumer booking patterns; increases in cruise industry and vacation industry capacity; continued availability of attractive port destinations; changes in tax laws and regulations; changes and disruptions in financial and equity markets; Carnival's ability to implement its brand strategy; Carnival's ability to implement its shipbuilding program and to continue to expand its business worldwide; Carnival's ability to attract and retain shipboard crew; changes in foreign currency rates, security expenses, food, fuel, insurance and commodity prices and interest rates; delivery of new ships on schedule and at the contracted prices; weather patterns and natural disasters; unscheduled ship repairs and drydocking incidents involving cruise ships; impact of pending or threatened litigation; Carnival's ability to successfully implement cost improvement plans; the continuing financial viability of Carnival's travel agent distribution system; and changes in laws and regulations applicable to Carnival.

These risks may not be exhaustive. Carnival operates in a continually changing business environment, and new risks emerge from time to time. Carnival cannot predict such risks nor can it assess the impact, if any, of such risks on its business or the extent to which any risk, or combination of risks may cause actual results to differ from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. Carnival undertakes no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Carnival plans to file a registration statement on Form S-4 and a statement on Schedule TO with the U.S. Securities and Exchange Commission in connection with commencement of its pre-conditional offer to acquire P&O Princess Cruises plc. The Form S-4 will contain a prospectus and other documents relating to the pre-conditional offer. Carnival plans to mail the prospectus contained in the Form S-4 to shareholders of P&O Princess when the Form S-4 is filed with the SEC. The Form S-4, the prospectus and the Schedule TO will contain important information about Carnival, P&O Princess, the pre-conditional offer and related matters. Investors and stockholders should read the Form S-4, the prospectus, the Schedule TO and the other documents filed with the SEC in connection with the pre-conditional offer carefully before they make any decision with respect to the pre-conditional offer. The Form S-4, the prospectus, the Schedule TO and all other documents filed with the SEC in connection with the pre-conditional offer will be available when filed free of charge at the SEC's web site, at www.sec.gov. In addition, the prospectus and all other documents filed with the SEC in connection with the pre-conditional offer will be made available to investors free of charge by writing to Tim Gallagher at Carnival Corporation, Carnival Place, 3655 N.W. 87 Avenue, Miami, Florida, 33178-2428.

In addition to the Form S-4, the prospectus, the Schedule TO and the other documents filed with the SEC in connection with the pre-conditional offer, Carnival is obligated to file annual, quarterly and current reports, proxy statements and other information with the SEC. Persons may read and copy any reports, statements and other information filed with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the public reference room. Filings with the SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the SEC at www.sec.gov.

Contact information:

For investor relations, please contact Beth Roberts, Tel: 1-305-599-2600, ext. 19066, and for media inquiries, please contact Tim Gallagher, Tel: 1-305-599-2600, ext. 16000, Carnival Corporation, Carnival Place, 3655 N.W. 87 Avenue, Miami, Florida 33178-2428.

CARNIVAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

	THREE MONTHS ENDED MAY 31,		SIX MONTHS ENDED MAY 31,	
	2002	2001	2002	2001
	(in thousands, except earnings per share)		(in thousands, except earnings per share)	
Revenues	$ 989,157	$ 1,079,125	$ 1,894,933	$ 2,086,731
Costs and Expenses				
Operating	533,455	601,334	1,051,620	1,201,454
Selling and administrative	142,702	154,564	294,747	310,455
Depreciation and amortization	92,589	92,359 (1)	182,343	183,950 (1)
	768,746	848,257	1,528,710	1,695,859
Operating Income Before Loss From Affiliated Operations	220,411	230,868	366,223	390,872
Loss From Affiliated Operations, Net		(22,961)		(44,024)
Operating Income	220,411	207,907	366,223	346,848
Nonoperating (Expense) Income				
Interest income	7,752	6,000	14,415	9,778
Interest expense, net of capitalized interest	(28,011)	(30,238)	(57,467)	(62,110)
Other (expense) income, net	(12,087) (2)	380 (3)	(7,129) (2)	12,326 (3)
Income tax benefit, net	6,136	2,914	7,799	8,071
	(26,210)	(20,944)	(42,382)	(31,935)
Net Income	$ 194,201	$ 186,963	$ 323,841	$ 314,913
Earnings Per Share				
Basic	$ 0.33	$ 0.32	$ 0.55	$ 0.54
Diluted	$ 0.33	$ 0.32	$ 0.55	$ 0.54
Weighted Average Shares Outstanding – Basic	586,520	584,150	586,395	584,001
Weighted Average Shares Outstanding – Diluted	588,779	586,388	588,194	586,382

(1) On December 1, 2001, the company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which required the company to cease amortizing its goodwill. Goodwill amortization was $5 million and $10 million in the three and six months ended May 31, 2001, respectively.

(2) Includes $9 million of losses, including related expenses, resulting from the sale of Holland America's former Nieuw Amsterdam, and $4 million of direct costs associated with cancelled cruises.

(3) Other income, net for the three and six months ended May 31, 2001 includes a $16 million gain from the sale of the company's investment in CRC Holdings, Inc., partially offset by $9 million of asset write-downs and $6 million of estimated litigation related expenses. In addition, other income, net for the six months ended May 31, 2001 includes a $13 million gain from a settlement agreement with the manufacturers of some of the company's ship propulsion systems to reimburse the company for lost revenues and expenses incurred due to disruptions in service during 2000.

CARNIVAL CORPORATION
SELECTED STATISTICAL AND SEGMENT INFORMATION

	THREE MONTHS ENDED MAY 31,		SIX MONTHS ENDED MAY 31,	
	2002	**2001**	**2002**	**2001**
	(in thousands)		(in thousands)	
STATISTICAL INFORMATION				
Passengers carried	831	816	1,603	1,602
Available lower berth days	5,258	5,151	10,319	10,095
Occupancy percentage	101.9%	102.5%	102.3%	103.9%
SEGMENT INFORMATION				
Revenues				
Cruise	$ 967,354	$ 1,054,200	$ 1,867,861	$ 2,054,591
Tour	27,788	31,070	33,495	38,758
Intersegment elimination	(5,985)	(6,145)	(6,423)	(6,618)
	$ 989,157	$ 1,079,125	$ 1,894,933	$ 2,086,731
Operating expenses				
Cruise	$ 511,757	$ 578,989	$ 1,022,595	$ 1,169,963
Tour	27,683	28,490	35,448	38,109
Intersegment elimination	(5,985)	(6,145)	(6,423)	(6,618)
	$ 533,455	$ 601,334	$ 1,051,620	$ 1,201,454
Operating income (loss)				
Cruise	$ 232,477	$ 241,236	$ 392,344	$ 415,592
Tour	(9,208)	(7,682)	(20,379)	(18,161)
Affiliated operations		(22,961)		(44,024)
Corporate	(2,858)	(2,686)	(5,742)	(6,559)
	$ 220,411	$ 207,907	$ 366,223	$ 346,848

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